Exhibit 99.1
CTI BioPharma Announces Closing of Rights Offering

SEATTLE, March 6, 2020 - CTI BioPharma Corp. (Nasdaq: CTIC) today announced the closing of its previously announced rights offering (the “Rights Offering”). At the closing, CTI BioPharma sold and issued an aggregate of 15,698,995 shares of its common stock (the “Common Stock”) and an aggregate of 4,429.2423 shares of its series X convertible preferred stock (the “Series X Preferred”) pursuant to the exercise of subscription rights and Oversubscription Rights in the Rights Offering by existing holders of CTI Biopharma’s Common Stock and series O convertible preferred stock. The Rights Offering was fully backstopped by certain existing stockholders of CTI BioPharma who agreed to purchase any shares of Common Stock and/or Series X Preferred offered in the Rights Offering that were not subscribed for (the “Oversubscription Rights”). CTI BioPharma raised aggregate gross proceeds of approximately $60.0 million in the Rights Offering.

Of the total shares of Common Stock and Series X Preferred sold and issued in the Rights Offering, certain affiliates of BVF Partners L.P. purchased 3,047 shares of Series X Preferred, Stonepine Capital, LP purchased 3,267,127 shares of Common Stock and 673.2873 shares of Series X Preferred, OrbiMed Private Investments VI, LP purchased 4,520,600 shares of Common Stock and 298 shares of Series X Preferred and New Enterprise Associates, Inc. purchased 3,390,450 shares of Common Stock and 410.955 shares of Series X Preferred, in each case, pursuant to the exercise of their subscription rights and Oversubscription Rights.

The Rights Offering was made pursuant to CTI BioPharma’s effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”) and a prospectus supplement and accompanying prospectus filed with the SEC on February 14, 2020.

JMP Securities served as financial advisor to CTI BioPharma in connection with the Rights Offering.

About CTI BioPharma Corp.

CTI BioPharma Corp. is a biopharmaceutical company focused on the acquisition, development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. In particular, CTI BioPharma is focused on evaluating pacritinib for the treatment of adult patients with myelofibrosis. CTI BioPharma is headquartered in Seattle, Washington.

“CTI BioPharma” and the CTI BioPharma logo are registered trademarks or trademarks of CTI BioPharma Corp. in various jurisdictions. All other trademarks belong to their respective owner.

CTI BioPharma Investor Contacts:
Maeve Conneighton/Maghan Meyers
+212-600-1902
cti@argotpartners.com
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